    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 18, 2001

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                                   TUCOWS INC.
                       (Name of Subject Company (Issuer))

                                   TUCOWS INC.
                        (Name of Filing Person (Offeror))

        CERTAIN OPTIONS TO PURCHASE COMMON STOCK, NO PAR VALUE PER SHARE,
               HAVING AN EXERCISE PRICE OF $2.21 PER SHARE OR MORE
                         (Title of Class of Securities)


                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                   ELLIOT NOSS
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                   TUCOWS INC.
                                 96 MOWAT AVENUE
                            TORONTO, ONTARIO M6K 3M1
                                     CANADA
                            TELEPHONE: (416) 535-0123

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                    COPY TO:

                              ELLEN P. MERCER, ESQ.
                           MORGAN, LEWIS & BOCKIUS LLP
                          ONE OXFORD CENTRE, 32ND FLOOR
                              PITTSBURGH, PA 151219
                                 (412) 560-3300

                      ------------------------------------

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                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION*            AMOUNT OF FILING FEE**
            $470,776                            $94.16

     * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,164,581 shares of common stock of Tucows Inc. having an aggregate value of $470,776 as of November 26, 2001 will be exchanged in this offer. The aggregate value of such options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

     ** Previously paid.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable.        Filing party:  Not applicable.
Form or Registration No.:  Not applicable.      Date filed:  Not applicable.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     |_|  third party tender offer subject to Rule 14d-1.
     |X|  issuer tender offer subject to Rule 13e-4.
     |_|  going-private transaction subject to Rule 13e-3.
     |_|  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|


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                                 INTRODUCTION

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 28, 2001 (the "Schedule TO") relating to the offer by Tucows Inc. ("Tucows") to exchange all outstanding options to purchase shares of Tucows common stock held by current employees of Tucows and its subsidiaries under the Tucows Inc. Amended and Restated 1996 Equity Compensation Plan having an exercise price of $2.21 or more per share for new options to purchase shares of Tucows common stock upon the terms and subject to the conditions set forth in the Offer to Exchange, dated November 28, 2001 (the "Offer to Exchange"), a copy of which was attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related election form (the "election form"), a copy of which was attached thereto as Exhibit
(a)(1)(B).

Item 1. SUMMARY TERM SHEET.

     Item 1 is hereby amended as follows:

          1. A new third sentence has been added to Question 3 in Section E of the Summary Term Sheet ("Specific Questions about the Procedures for Electing to Exchange") as follows: "In addition, unless we accept the options you have elected to tender before 12:00 midnight, Eastern Time, on January 25, 2002, you may withdraw your options at any time after January 25, 2002 until they are accepted and canceled."

Item 2. SUBJECT COMPANY INFORMATION.

     Item 2(b) is hereby amended as follows:

          1. The information set forth in Item 1 above is incorporated herein by reference.

          2. The first two sentences of the first paragraph of Section 5 of the Offer to Exchange ("Acceptance of Options for Exchange and Issuance of New Options") are amended and restated as follows: "Upon the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we will accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration date. If we accept and cancel the options you tender in the offer, you will be granted new options on or promptly after the first trading day that is at least six months and one day after the date on which we accept and cancel eligible options tendered for exchange in the offer, but no later than July 5, 2002."

          3. The third sentence of the sixth paragraph of Section 5 of the Offer to Exchange ("Acceptance of Options for Exchange and Issuance of New Options") is amended and restated as follows: "Subject to our rights to extend, terminate and amend the offer, if all conditions have been satisfied or waived, we will accept promptly after the expiration date all properly tendered options that are not validly withdrawn."

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Item 4. TERMS OF THE TRANSACTION.

     Item 4(a) is hereby amended as follows:

          1. The information set forth in Items 1 and 2 above is incorporated herein by reference.

          2. The fourth and fifth sentences of the third paragraph of Section 3 of the Offer to Exchange ("Procedures for Tendering Options") are amended and restated as follows: "Otherwise, if all conditions have been satisfied or waived, we will accept all properly and timely tendered options that are not validly withdrawn. We do not expect to waive defects or irregularities in your tender of eligible options, so you should carefully follow the instructions in the election form. We may waive any of the conditions of the offer and anticipate that we would do so unless, in our reasonable judgment, failure to satisfy the particular condition, would make it inadvisable for us to proceed with the offer and accept and cancel the tendered options. If we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. These rules provide the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer."

          3. A new third sentence has been added to the second paragraph of
     Section 4 of the Offer to Exchange ("Withdrawal Rights") as follows: "In addition, unless we accept the options you have elected to tender before 12:00 midnight, Eastern Time, on January 25, 2002, you may withdraw your options at any time after January 25, 2002 until they are accepted and canceled."

          4. The fifth imbedded bullet point under the third bullet point in the first paragraph of Section 6 of the Offer to Exchange ("Conditions of the Offer") is amended and restated as follows: "any significant decrease in the market price of the shares of our common stock;"

          5. The sixth imbedded bullet point under the third bullet point in the first paragraph of Section 6 of the Offer to Exchange ("Conditions of the Offer") which read as follows: "any change in the general political, market, economic or financial conditions in the United States, Canada or abroad that could have a material adverse effect on the business, condition (financial or other), income, operations or prospects of Tucows or our subsidiaries or that, in our reasonable judgment, makes it inadvisable to proceed with the offer;" is deleted in its entirety.

          6. The first three sentences of the last paragraph of Section 6 of the Offer to Exchange ("Conditions of the Offer") are amended and restated as follows: "All conditions to the offer will be satisfied or waived before the expiration date. We may not assert any conditions to the offer after the expiration of the offer. The conditions to the offer are for our benefit, and we may assert the conditions before the expiration date in our reasonable judgment regardless of the circumstances giving rise to them."

          7. New fourth, fifth and sixth sentences have been added to the last paragraph of Section 6 of the Offer to Exchange ("Conditions of the Offer") as follows: "We anticipate that we will waive conditions of the offer unless, in our reasonable judgment, failure to satisfy the particular condition would make it inadvisable for us to proceed with the offer and accept and cancel the tendered options. If we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. These rules provide the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer."

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Item 6(b) is hereby amended as follows:

          1. The information set forth in Item 2(b)(2) and (3) above is incorporated herein by reference.

Item 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 7(b) is hereby amended as follows:

          1. The information set forth in Item 4(a)(4), (5), (6) and (7) above is incorporated herein by reference.

Item 12. EXHIBITS.

     A new exhibit (a)(1)(D) is added ("Memorandum to Eligible Employees, dated December 18, 2001").

         (a)(1)(A) Offer to Exchange, dated November 28, 2001.

         (a)(1)(B) Form of Election to Exchange.

         (a)(1)(C) Form of Letter to Eligible Option Holders.*

         (a)(1)(D) Memorandum to Eligible Employees, dated December 18, 2001

         (b)       Not Applicable.

         (d)(1)    Tucows Inc. Amended and Restated 1996 Equity Compensation
                   Plan.*

         (d)(2) Form of Stock Option Agreement pursuant to Tucows Inc. Amended and Restated 1996 Equity Compensation Plan.*

         (g)       Not Applicable.

         (h)       Not Applicable.

* Previously filed.

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     Exhibit (a)(1)(B) - Form of Election to Exchange

     The form of election to exchange is hereby amended as follows:

          A new third sentence in the third paragraph in Section 1 of the instructions is added as follows: "In addition, unless we accept the options you have elected to tender before 12:00 midnight, Eastern Time, on January 25, 2002, you may withdraw your options at any time after January 25, 2002 until they are accepted and canceled."


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                       Tucows Inc.


                                       /s/ Elliot Noss
                                       -------------------------------------
                                       Elliot Noss
                                       President and Chief Executive Officer



                                       Dated: December 18, 2001

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                                INDEX TO EXHIBITS


(a)(1)(A) Offer to Exchange, dated November 28, 2001.

(a)(1)(B) Form of Election to Exchange.

(a)(1)(D) Memorandum to Employees, dated December 18, 2001.